

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2015

<u>Via E-mail</u>
Eric K. Brandt
Executive Vice President and Chief Financial Officer
Broadcom Corporation
5300 California Avenue
Irvine, CA 92617

      Re: Broadcom Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed January 29, 2015
              File No. 0-23993

Dear Mr. Brandt:

We refer you to our comment letter dated May 21, 2015 regarding potential business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Cecilia Blye

                                 Cecilia Blye, Chief
                                 Office of Global Security Risk

cc: Lauri D. Fischer, Associate General Counsel
       Broadcom Corporation

       Amanda Ravitz
       Assistant Director
       Division of Corporation Finance